UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 11, 2011
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on May 11, 2011, entitled "Mandatory notification of trade”.

Mandatory notification of trade

Notifiable trading

The following primary insider in Statoil Fuel & Retail ASA (OSE:SFR) has sold shares in Statoil ASA (OSE:STL, NYSE:STO):

Egle Merkeviciene, deputy board member in Statoil Fuel & Retail ASA has on 4 May 2011 sold 778 shares in Statoil ASA at a price of NOK 148.4 per share and will after the sale hold 100 shares in Statoil ASA through a related party.

Further information

Investor relations
Hilde Merete Nafstad, senior vice president investor relations, +47 957 83 911 (mobile)

Morten Sven Johannessen, vice president investor relations USA, + 1 203 570 2524 (mobile)

Press
Jannik Lindbæk jr., vice president for media relations, +47 977 55 622 (mobile)

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: May 11, 2011	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer